SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  August 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

August 4, 2004 News Release

The Registrant is pleased to announce results from the Phase I drilling program at its Changkeng Gold project in Guangdong Province, China. All the holes were drilled vertically and true widths of the intersections have not yet been established.

Changkeng Gold Project Assay Results
	Intersection (Metres)		Interval (Metres)	Assay (grams per tonne)		Comment
Hole	From	To		Gold	Silver
JZK0401	106.14	147.53	41.39	6.13	20.50	No 1 Zone
Including:	122.54	129.14	6.60	17.75	31.80

JZK0601	80.64	94.58	13.94	5.49	9.16	No 1 Zone

JZK0101	30.25	36.62	6.37	10.50	65.15	No 2 Zone

The Changkeng gold deposit consists of two parallel gold zones. In a preliminary resource estimate as reported by the Chinese partners, No.1 zone,  underneath the No. 2 zone,  contains 3,716,994 tonnes @ 7.94 grams per tonne gold (29.5 tonnes gold), while No. 2 Zone hosts 129,332 tonnes @ 7.44 grams per tonne gold (0.96 tonnes gold).

Hole JZK0401 was drilled to 152.28 metres depth and was designed to test the major No.1 Gold Zone intersected in previous holes drilled by the Chinese joint venture partners.

Hole JZK0601 was drilled to 106.18 metres depth and has confirmed that No.1 Zone extends to the south east in the centre of the deposit. Further holes will be planned in this direction to follow the down dip extensions of the No.1 Gold Zone.

Hole JZK0101 tested the continuity of both No.1 and No.2 Zones in an area where the zones appeared to pinch out. The hole was drilled to 66.66 metres depth and intersected the No.2 Zone and three voids   over 9.29 metres which coincide with the projected position of the No.1 Zone.

Holes JZK2001 and JZK2401 were designed to test the strike extension to the north east of the synclinal structure which controls mineralization. The holes intersected the mineralized fault structure and confirmed that the synclinal fault structure extends significantly along strike to the north east beyond the original deposit. This will lead to new drilling further south, closer to the hinge of the synclinal structure and along the strike to the northeast.

All samples are being assayed by Central Laboratory of the Institute of Geophysical and Geochemical Exploration (IGGE), in Langfeng, near Beijing.

The Registrant currently has 30,971,636 issued and outstanding common shares.

A copy of the Registrant's news releases dated August 4, 2004 is attached.

2.

Exhibits

2.1

News Release dated August 4, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    September 2, 2004

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release	August 4,2004

SIGNIFICANT DRILL ASSAY RESULTS RECEIVED AT CHANGKENG

Minco Mining & Metals Corporation (“MINCO”) (TSX: “MMM”) is pleased to report assay results from the Phase I drilling program at its Changkeng Gold project in Guangdong Province, China. All the holes were drilled vertically and true widths of the intersections have not yet been established.

Changkeng Gold Project Assay Results
	Intersection (Metres)		Interval (Metres)	Assay (grams per tonne)		Comment
Hole	From	To		Gold	Silver
JZK0401	106.14	147.53	41.39	6.13	20.50	No 1 Zone
Including:	122.54	129.14	6.60	17.75	31.80

JZK0601	80.64	94.58	13.94	5.49	9.16	No 1 Zone

JZK0101	30.25	36.62	6.37	10.50	65.15	No 2 Zone

The Changkeng gold deposit consists of two parallel gold zones. In a preliminary resource estimate as reported by the Chinese partners, No.1 zone,  underneath the No. 2 zone,  contains 3,716,994 tonnes @ 7.94 grams per tonne gold (29.5 tonnes gold), while No. 2 Zone hosts 129,332 tonnes @ 7.44 grams per tonne gold (0.96 tonnes gold). These resource estimates have been reconciled with CIM guidelines and are categorized as Inferred Resources. Please refer to May 17, 2004 News Release for further details.

Hole JZK0401 was drilled to 152.28 metres depth and was designed to test the major No.1 Gold Zone intersected in previous holes drilled by the Chinese joint venture partners.

Hole JZK0601 was drilled to 106.18 metres depth and has confirmed that No.1 Zone extends to the south east in the centre of the deposit. Further holes will be planned in this direction to follow the down dip extensions of the No.1 Gold Zone.

Hole JZK0101 tested the continuity of both No.1 and No.2 Zones in an area where the zones appeared to pinch out. The hole was drilled to 66.66 metres depth and intersected the No.2 Zone and three voids   over 9.29 metres which coincide with the projected position of the No.1 Zone.  The voids could relate to some artisanal mining that may have taken place before being halted by the Chinese government.  The presence of No.2 Zone and the voids indicates that high-grade gold mineralization does not pinch out and extends further to the south and the west than previously outlined.

Holes JZK2001 and JZK2401 were designed to test the strike extension to the north east of the synclinal structure which controls mineralization. The holes intersected the mineralized fault structure and confirmed that the synclinal fault structure extends significantly along strike to the north east beyond the original deposit. This will lead to new drilling further south, closer to the hinge of the synclinal structure where the strongest gold mineralization occurs, and along the strike to the northeast.

Dr. Ken Cai, President and CEO comments: “Minco is very encouraged by the above drill results because not only have they confirmed the corresponding assay results reported by the Chinese partners but also they have confirmed that the gold zones extend down-dip to the south and south-east, and along strike to the north east and to the west in the previously untested open areas. These form significant drilling targets for the Phase 2 Drill Program.”

All samples are being assayed by Central Laboratory of the Institute of Geophysical and Geochemical Exploration (IGGE), in Langfeng, near Beijing. IGGE is a very reputable lab. 20 check samples (over 10% of the total) have been selected from the mineralized samples, to be analysed for gold by fire assay at Acme Analytical Laboratories Ltd. in Vancouver.

The Phase 1 Program is currently progressing well on Changkeng and further assay results will be released once received.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact Michael G. Legg, P.Eng., Executive Vice President at Minco at

1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.